L.L.

17008339

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49514

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FINTRUST BROKERAGE SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

124 VERDAE BLVD, SUITE 504
(No. and Street)

GREENVILLE	SC	29607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN GILLESPIE 864-288-2849
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDMAN & COMPANY CPAS PC
(Name – *if individual, state last, first, middle name*)

316 ALEXANDER STREET, SUITE 4	MARIETTA	GA	30006
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

RMS

OATH OR AFFIRMATION

I, ALLEN GILLESPIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FINTRUST BROKERAGE SERVICES, LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FinTrust Brokerage Services, LLC

We have audited the accompanying statement of financial condition of FinTrust Brokerage Services, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, statement of changes in subordinated liabilities and cash flows for the year then ended. These financial statements are the responsibility of FinTrust Brokerage Services, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FinTrust Brokerage Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in schedules 1, 2 and 3 has been subjected to audit procedures performed in conjunction with the audit of FinTrust Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of FinTrust Brokerage Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 25, 2017

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	297,674
Deposit with clearing broker		75,000
Receivable with clearing broker		155,939
Investment		40,000
Accounts receivable		10,000
Total current assets		578,613
OTHER ASSETS:		
Prepaid expenses		19,271
Total other assets		19,271
TOTAL	$	597,884

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	4,831
Due to clearing broker		1,547
Due to parent		15,032
Payroll payable		27,300
Total current liabilities		48,710
SUBORDINATED LOAN - secured demand note		40,000
TOTAL		88,710
MEMBER'S EQUITY		509,174
TOTAL	$	597,884

The accompanying notes are an integral
part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

FEE REVENUE	$	3,516,669
OPERATING EXPENSES:		
Compensation and benefits		2,333,717
Rent		78,338
Regulatory licensing and compliance fees		37,287
Legal and professional fees		99,290
Travel		6,962
Computer and technology		77,992
Meals and entertainment		1,638
Telephone		9,139
Taxes and licenses		8,477
Insurance		12,679
Clearing expense		171,598
Other		153,772
Total expenses	$	2,990,889
NET INCOME	$	525,780

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBER'S EQUITY, JANUARY 1	$	231,802
Member's Distributions		(248,408)
Net income		525,780
MEMBER'S EQUITY, DECEMBER 31	$	509,174

The accompanying notes are an integral
part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

SUBORDINATED LOANS, JANUARY 1	$	40,000
Increases		-
Decreases		-
SUBORDINATED LOANS, DECEMBER 31	$	40,000

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net income	$	525,780
Adjustments to reconcile net income to net cash provided by operating activities		
Decrease in accounts receivable		28,124
Increase in clearing broker receivable		(111,689)
Increase in prepaid expenses		(4,038)
Decrease in payroll payable and accounts payable		(77,497)
Increase in due to parent		15,032
Increase in due to clearing broker		1,336
Net cash provided by operating activities		377,048
FINANCING ACTIVITIES:		
Member's distributions		(248,408)
Net cash used by financing activities		(248,408)
NET INCREASE IN CASH AND CASH EQUIVALENTS		128,640
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		169,034
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	297,674

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

FinTrust Brokerage Services, LLC, a South Carolina limited liability company, is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 2, 1997.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturity dates of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis. The Company is evaluating new revenue recognition standards for brokers and dealers and will implement as required.

Income Taxes

The Company is a limited liability company taxed as a partnership for income tax reporting purposes and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements. The members report the Company's taxable income or loss on their respective tax returns. The Company has adopted provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10 the Company is required to evaluate all of its tax positions to determine if they are more likely than not to be sustained upon examination. A tax position includes the entity's status. The Company believes it has no uncertain positions.

Advertising Costs

Advertising costs, if any, are charged to expenses as incurred. For the year ended December 31, 2016, the Company incurred $4,278 of advertising costs.

Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 Inputs are inputs (other than quoted prices included in level 1) that are observable for the assets or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

3. GUARANTEES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. For the year ended December 31, 2016 the Company experienced no material net losses as result of the indemnity.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $519,515, which was $469,515 in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 9.38% at December 31, 2016.

5. COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* (ASC 450) and Accounting Standards Codification 440, *Commitments* (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2016.

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its member. Under the agreement, the Company pays its member a monthly fee for the use of office facilities, employee sharing, including furniture, equipment and other administrative services. The amount incurred under this agreement for the year ended December 31, 2016 was $1,481,082, which is included within various operating expense line items on the accompanying Statement of Operations. As of December 31, 2016, the Company has recorded a payable to its member for $15,032.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 25, 2017, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

8. INVESTMENT DISCLOSURE

Following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2016:

Fair Value Measurement on a Recurring Basis
As of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Securities Owned:				
Equities-Trading	$40,000	- 0-	-0-	$40,000

The fair value above approximates cost and the Company uses the cost as fair value as there was no significant gain on the investments. The investments are restricted under the security agreement as referenced in note 9.

9. SECURED DEMAND NOTE

The Company entered into a secured demand note agreement with Mr. Allen Gillespie on January 31, 2014 with an initial termination date of January 31, 2015. The agreement has been renewed through January 31, 2018. Mr. Gillespie pledged $15,000 in cash and 1,000 shares of BP stock as collateral for the note. There has been no interest paid to date as interest does not accrue with this agreement.

FINTRUST BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

		SCHEDULE I
TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	509,174
ADDITIONS		
Subordinated loans		40,000
DEDUCTIONS AND/OR CHARGES:		
Blockage		(385)
Non-allowable assets:		
Accounts receivable		(10,000)
Prepaid expenses		(19,271)
Haircuts		(3)
NET CAPITAL	$	519,515
AGGREGATE INDEBTEDNESS -		
Accounts payable and accrued expenses		21,410
Payroll payable		27,300
Total aggregate indebtedness	$	48,710
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	50,000
Excess net capital		469,515
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital		459,515
Percentage of aggregate indebtedness to net capital		9.38%
RECONCILIATION WITH THE COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2016)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	519,515
Net Capital as reported in the preceding calculation	$	519,515

The accompanying notes are an integral part of these financial statements.

FINTRUST BROKERAGE SERVICES, LLC

DECEMBER 31, 2016

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. All customer securities transactions are cleared through another broker-dealer on a fully disclosed basis.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
FinTrust Brokerage Services, LLC

We have reviewed management's statements, included in FinTrust Brokerage Services, LLC's Annual Exemption Report, in which (1) FinTrust Brokerage Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which FinTrust Brokerage Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) FinTrust Brokerage Services, LLC stated that FinTrust Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. FinTrust Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about FinTrust Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 25, 2017

goldman & COMPANY, CPA'S

FINTRUST℠
INVESTMENT ADVISORS

EXEMPTION REPORT

FinTrust Brokerage Services, LLC ("Company") is a registered broker-dealer subject to SEC Rule 17a-5 ("Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by Rule 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Throughout the fiscal year ended December 31, 2016, the Company claimed an exemption to SEC Rule 153-3 pursuant to paragraph (k)(2)(ii) ("identified exemption provision").

The Company has met the identified exemption provision throughout the most recent fiscal year without exception.

Allen R. Gillespie
Chief Compliance Officer
February 21, 2017

124 Verdae Boulevard, Suite 504 I Greenville, SC 29607
864.288.2849 I www.fintrustadvisors.com